EXHIBIT 99.4

SCHEDULE IV

CRUM & FORSTER HOLDING INC.

Reinsurance

Years Ended December 31, 1999, 2000 and 2001
(In thousands)

		Ceded to other	Assumed from other		Percentage of
	Direct	companies, pools or	companies, pools or	Net	amount assumed
Period	Amount	associations	associations	Amount	to net

1999	$730,297	(145,750)	14,591	$599,138	2.4%
2000	$666,245	(173,330)	13,558	$506,473	2.7%
2001	$801,268	(236,063)	41,893	$607,098	6.9%